SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ/MF No. 02.558.074/0001-73
NIRE 353001587.9-2
CVM No. 1771-0

NOTICE OF MATERIAL FACT

Vivo Participações S.A. (“Vivo Participações”) in accordance with the terms of Instruction CVM 358 of 01/03/02 announces that it has signed today, a stock purchase agreement (the “Stock Purchase Agreement”) with Telemar Norte Participações”) which Telpart Participações S.A. (“Telpart”) undertook to sell and transfer to Vivo Participações S.A.  under the terms of the stock purchase agreement dated as of August 02, 2007 ( the “Original Agreement ), in order to sell the shares of Tele Norte Celular Participações S.A. (“Tele Norte”).

Vivo Participações S.A. clarifies that the decision of the Company’s Administration related to the execution of the Stock Purchase Agreement, is based on the facts that the “Agência Nacional de Telecomunicações – ANATEL” approved the acquisition of the shares of Telemig Celular Participações by means of act nº 68.401, of November 06, 2007, however the approval of the acquisition of shares of Tele Norte Participações is still pending, as well as that the Original Agreement sets forth the jointly acquisition by Vivo Participações of shares of Telemig Participações S.A and Tele Norte Participações. Therefore, with the sale of shares of Tele Norte Participações, the Company believes that can resolve eventual regulatory issues that may be impacting in the consideration by ANATEL of the acquisition of shares of Tele Norte Participações, and facilitate the closing of the transaction agreed with Telpart.

As it is publicly known, Tele Norte Participações is the holding of Amazônia Celular S.A (“Amazônia Celular”), which is the SMP provider in Area 8 of Region 1 of the Plano Geral de Autorizações of the SMP that covers the States of Amazonas, Roraima, Amapá, Pará and Maranhão.

The sale to Telemar Norte Leste S.A. was agreed to be made by the amount of R$120.009.893,00 (one hundred and twenty million, nine thousand eight hundred ninety three reais) and is subject to the accrual set forth in the Stock Purchase Agreement and that is equivalent to the price paid by Vivo Participações for the same shares under the terms of the Original Agreement, which shall be consummated as soon as certain conditions precedent set forth in the Stock Purchase Agreement are implemented, including the approval of the transaction by ANATEL.

São Paulo, December 20, 2007.

Vivo Participações S.A.
Ernesto Gardelliano
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.